東京青山・青木法律事務所



Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

File No. 82-34816
December 20, 2004

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Abandon of Claim for Damage (dated December 10, 2004) (English translation)

- Notice of Reduction of Capital Reserve (dated December 14, 2004) (English translation)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816
December 14, 2004

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Reduction of Capital Reserve

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the extraordinary meeting of its Board of Directors held on December 14, 2004, resolved that the Company would convene an extraordinary general meeting of shareholders on February 15, 2005 to submit a proposition for reduction of capital reserve, as described below:

Description

1. Purpose of the reduction of capital reserve:

   To implement its capital policy flexibly in the future and secure funds available for dividends, as well as to prepare for any future capital policy, including the acquisition by the Company of its own shares pursuant to the provisions of Article 210 and Article 211-3 of the Commercial Code of Japan.

2. Outline of the reduction of capital reserve:

   Pursuant to the provision of Article 289, paragraph 2 of the Commercial Code of Japan, the Company will reduce the capital reserve of ¥276,062,754,138, which has been set up in excess of the amount equivalent to one-fourth (1/4) of the capital of ¥10,000,000,000, by ¥266,062,754,138 to ¥10,000,000,000 and transfer the amount so reduced to other capital surplus.

3. Schedule of the reduction of capital reserve (expected):

(1)	Date of resolution of the Board of Directors:	December 14, 2004 (Tuesday)
(2)	Date of resolution of the extraordinary general meeting of shareholders:	February 15, 2005 (Tuesday)

(3) Date of public notice for receiving objections from creditors: February 16, 2005 (Wednesday)

(4) Date of expiration of the period for receiving objections from creditors: Toward the end of March 2005

(5) Effective date of reversal of capital reserve: Toward the end of March 2005

(Note) The above-described matter is subject to the approval and adoption of the "proposition for reduction of capital reserve" at an extraordinary general meeting of shareholders of the Company to be convened on February 15, 2005.

- END -

(Translation)

File No. 82-34816
December 10, 2004

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Abandon of Claim for Damage

Notice is hereby given that with regard to the action for infringement of utility model right filed by Abilit Corporation (formerly Takasago Electric Industry Co., Ltd.) against Sammy Corporation, a subsidiary of SEGA SAMMY HOLDINGS INC., Abilit Corporation submitted to the Osaka District Court a statement of abandon of claim for damage, whereby terminating the action for infringement of utility model right, as described below:

Description

1. Party filing the action:

(1) Name: Abilit Corporation (formerly Takasago Electric Industry Co., Ltd.)

(2) Location: 9-14, Minami-Senba 2-chome, Chuo-ku, Osaka

(3) Name of Representative: Junichi Hamano, Representative Director (former Representative Director: Haruo Ishii)

2. Content of the action:

Abilit Corporation (formerly Takasago Electric Industry Co., Ltd.) filed an action for the payment of ¥11,424,000,000 in damages, alleging that drum-rotating game machines (or pachislot machines) "*Aladdin A*," "*Hard-boiled 2*," "*Sanpei*" and "*Juo*" manufactured and marketed by Sammy Corporation infringed the utility model right (No. 2148009) of Abilit Corporation.

3. Content of the statement of abandon:

2002 (wa) No. 7164: Case of Claim for Damage for Infringement of Utility Model Right

With regard to the above-mentioned case, the plaintiff hereby abandons the claim in the action.

4. Background:

(1)	July 18, 2002:	Abilit Corporation (formerly Takasago Electric Industry Co., Ltd.) filed the action for claim for damages.
(2)	June 12, 2003:	A decision invalidating Utility Model Right No. 2148009 (dated June 5, 2003) by the Japanese Patent Office was confirmed.
(3)	July 10, 2003:	Abilit Corporation filed with the Tokyo High Court an action to seek revocation of the decision of invalidation dated June 5, 2003 by the Japanese Patent Office.
(4)	October 19, 2004:	The Tokyo High Court rendered judgment to dismiss the action filed by Abilit Corporation (in support of the decision of invalidation by the Japanese Patent Office).
(5)	November 1, 2004:	Abilit Corporation submitted to the Osaka District Court a statement of abandon to abandon the claim in the action.
(6)	December 9, 2004:	At the preparatory proceedings for pleading at the Osaka District Court, the court cited the statement of abandon submitted by Abilit Corporation.

As described above, the action for infringement of utility model right has terminated due to the abandon thereof by Abilit Corporation.

- END -